Exhibit 1.2

NOTICE OF AHLSTROM CORPORATION’S EXTRAORDINARY GENERAL MEETING

Notice is given to the shareholders of Ahlstrom Corporation (the “Company” or “Ahlstrom”) to the Extraordinary General Meeting to be held on Wednesday, January 11, 2017 at 10:00 a.m. (EET) in the Helsinki Hall of the Finlandia Hall, Mannerheimintie 13 e, Helsinki, Finland (entrance M3 from Mannerheimintie and K3 from the Karamzininranta -street). The reception of persons who have registered for the meeting and the distribution of voting tickets will commence at 9:00 a.m. (EET). Registration for the meeting is requested to be made no later than 9:45 a.m. (EET).

A.	Matters on the agenda of the Extraordinary General Meeting

At the Extraordinary General Meeting the following matters will be considered:

1.	Opening of the meeting

2.	Calling the meeting to order

3.	Election of persons to scrutinize the minutes and to supervise the counting of votes

4.	Recording the legality of the meeting

5.	Recording the attendance at the meeting and adoption of the list of votes

6.	Resolutions relating to the Combination

Ahlstrom announced on November 7, 2016 the combination of Ahlstrom’s and Munksjö Oyj’s (“Munksjö”) business operations through a statutory absorption merger of Ahlstrom into Munksjö pursuant to the Finnish Companies Act (624/2006, as amended) (the “Companies Act”). As a result of the merger, all assets and liabilities of Ahlstrom will be transferred without a liquidation procedure to Munksjö, and Ahlstrom will be dissolved (the “Combination”). The shareholders of Ahlstrom will receive new shares in Munksjö as merger consideration in proportion to their existing shareholdings.

The purpose of the Combination is to create a global leader in sustainable and innovative fiber-based solutions with leading global positions in the main product areas decor, filtration and release liners. The combined company will be better positioned to serve customers and will have a strengthened position in the value chain through increased size. Through the Combination, a strong and well-established platform will be created with multiple growth opportunities through a broadened customer base, a widened geographical footprint and expanded product and service offerings. Together, the companies will be able to serve a broad range of end-market segments with complementary product and service offerings, which creates potential for innovation within new customer-focused solutions. The two companies have complementary geographical footprints, as Munksjö has strong market positions in Europe and South America and Ahlstrom has strong market positions in Europe, North America and Asia, which opens up new geographical growth opportunities through coordination of the product portfolios and distribution and logistics networks. The combined company will have a more diversified revenue and earnings base through this wider geographic footprint and broader product offering and is expected to have a strong financial position and cash flow to support the combined company’s strategic growth ambitions. The increased size and strengthened capital base also gives potential for increased financing options and lower cost of debt. Furthermore, the Combination offers employees enhanced career opportunities, supporting the combined company’s ability to attract and retain top talent. The Combination is expected to create significant value for the stakeholders in the combined company through synergies resulting from the coordination of the operations of the two companies.

In order to complete the Combination, the Board of Directors of Ahlstrom proposes that the Extraordinary General Meeting would (i) resolve on the statutory absorption merger of Ahlstrom into Munksjö, including the approval of the merger plan; as well as (ii) authorize the Board of Directors of Ahlstrom to resolve on the payment of an extra dividend in the total amount of maximum EUR 0.49 per each outstanding share in the Company (representing a maximum total amount of approximately EUR 22,832,949 after excluding the treasury shares held by the Company) to the shareholders of Ahlstrom prior to the completion of the Combination, all as further set out below.

Ahlstrom’s existing shareholders representing in the aggregate approximately 32.9 percent of all the shares and votes in the Company have undertaken that they will attend the Extraordinary General Meeting and vote for the proposals of the Board of Directors.

The following proposals of the Board of Directors of Ahlstrom form an entirety that requires the adoption of all its individual items by a single resolution.

6 a)	Resolution on the merger

For the purpose of the completion of the Combination, the Board of Directors of Ahlstrom and Munksjö approved on November 7, 2016 a merger plan, which was registered with the Trade Register of the Finnish Patent and Registration Office on November 7, 2016. Pursuant to the merger plan, Ahlstrom shall be merged into Munksjö through an absorption merger, so that all assets and liabilities of Ahlstrom shall be transferred without a liquidation procedure to Munksjö in a manner described in more detail in the merger plan.

The Board of Directors of Ahlstrom proposes that the Extraordinary General Meeting resolves on the merger of Ahlstrom into Munksjö in accordance with the merger plan and approves the merger plan.

The shareholders of Ahlstrom shall receive as merger consideration 0.9738 new shares of Munksjö for each share owned in Ahlstrom, that is, the merger consideration shall be issued to the shareholders of the Ahlstrom in proportion to their existing shareholding with a ratio of 0.9738:1. In case the number of shares received by a shareholder of Ahlstrom as merger consideration would be a fractional number, the fractions shall be rounded down to the nearest whole number. Fractional entitlements to new shares of Munksjö shall be aggregated and sold in the market and the proceeds will be distributed pro rata to Ahlstrom’s shareholders being entitled to receive fractional entitlements. Any costs related to the sale and distribution of fractional entitlements shall be borne by Munksjö.

Based on the number of issued and outstanding shares in Ahlstrom on the date of this notice, a total of 45,376,992 new shares in Munksjö would be issued to shareholders of Ahlstrom as merger consideration.

A shareholder of Ahlstrom, who has voted against the merger in the Extraordinary General Meeting, has the right mentioned in Chapter 16, Section 13 of the Companies Act to demand redemption of his/her/its shares at the Extraordinary General Meeting.

6 b)	Authorization of the Board of Directors to resolve on the distribution of dividend

The Board of Directors of Ahlstrom proposes that the Extraordinary General Meeting authorizes the Board of Directors of Ahlstrom to resolve, based on the audited financial statements of the Company for 2015, by one or several resolutions, on the distribution of an extra dividend in the total amount of maximum EUR 0.49 per each outstanding share in the Company (representing a maximum total amount of approximately EUR 22,832,949 after excluding the treasury shares held by the Company) to the shareholders of Ahlstrom prior to the completion of the Combination. The extra dividend shall be paid prior to the registration of the execution of the merger. The authorization shall be valid until the close of the next Annual General Meeting of Ahlstrom.

7.	Authorization of the Board of Directors to resolve on the issuance of shares to the Company free of charge

The Board of Directors of Ahlstrom proposes that the Extraordinary General Meeting authorizes the Board of Directors of Ahlstrom to resolve, by one or several resolutions, on the issuance of new shares to the Company free of charge for the purpose that the Company may dispose of such treasury shares pursuant to the Company’s Long Term Incentive Plan 2014-2018.

The authorization shall consist of up to 230,000 shares in the aggregate. The Board of Directors shall be authorized to resolve on all other terms and conditions of the issuance of shares hereunder. The authorization shall be valid for six (6) months from the close of the Extraordinary General Meeting but will, however, expire at the close of the next Annual General Meeting, if any, at the latest. This authorization shall not replace previous authorizations granted to the Board of Directors.

8.	Closing of the meeting

B.	Documents of the Extraordinary General Meeting

The aforesaid proposals of the Board of Directors relating to the agenda of the Extraordinary General Meeting as well as this notice are available on the Company’s website at www.ahlstrom.com/agm. Other documents, which according to the Companies Act shall be kept available for the shareholders, will be available on the above-mentioned website as from December 11, 2016, at the latest.

The proposals of the Board of Directors and the other documents mentioned above are also available at the meeting. Copies of these documents will be sent to shareholders upon request. The minutes of the meeting will be available on the above-mentioned website as from January 25, 2017, at the latest.

C.	Instructions for participants in the Extraordinary General Meeting

1.	The right to participate and registration

Each shareholder, who is registered on December 29, 2016 in the shareholders’ register of the Company held by Euroclear Finland Ltd., has the right to participate in the Extraordinary General Meeting. A shareholder whose shares are registered on his/her personal Finnish book-entry account is registered in the shareholders’ register of the Company.

A shareholder who wishes to participate in the Extraordinary General Meeting shall register for the meeting by giving prior notice of participation on January 5, 2017 at 4:00 p.m. (EET) at the latest. Such notice can be given:

–	on the Company’s website www.ahlstrom.com/agm,

–	by email to yhtiokokous@ahlstrom.com,

–	by mail to Ahlstrom, EGM, P.O.B. 329, 00101 Helsinki, Finland,

–	by telefax to +358 (0)10 888 5813, or

–	by phone during office hours to +358 (0)10 888 4726

In connection with the registration, a shareholder shall state his/her name, personal identification number, address, telephone number and the name of a possible assistant or proxy representative and the personal identification number of such proxy representative. The personal data given to Ahlstrom is used only in connection with the Extraordinary General Meeting and with the processing of related registrations.

2.	Holders of nominee registered shares

A holder of nominee registered shares has the right to participate in the Extraordinary General Meeting by virtue of such shares, based on which he/she on the record date of the Extraordinary General Meeting, on December 29, 2016 would be entitled to be registered in the shareholders’ register of the Company held by Euroclear Finland Ltd. The right to participate in the Extraordinary General Meeting requires, in addition, that the shareholder on the basis of such shares has been registered into the temporary shareholders’ register held by Euroclear Finland Ltd. at the latest by January 5, 2017 by 10:00 a.m. (EET). As regards nominee registered shares this constitutes due registration for the Extraordinary General Meeting.

A holder of nominee registered shares is advised to request without delay necessary instructions regarding the registration in the temporary shareholders’ register of the Company, the issuing of proxy documents and registration for the Extraordinary General Meeting from his/her custodian bank. The account management organization of the custodian bank has to register a holder of nominee registered shares, who wants to participate in the Extraordinary General Meeting, into the temporary shareholders’ register of the Company at the latest by the time stated above. Further information on these matters can also be found on the Company’s website mentioned above.

3.	Proxy representative and powers of attorney

A shareholder may participate in the Extraordinary General Meeting and exercise his/her rights at the meeting also by way of proxy representation.

A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the Extraordinary General Meeting. When a shareholder participates in the Extraordinary General Meeting by means of several proxy representatives representing the shareholder with shares at different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the general meeting.

Possible proxy documents should be delivered to the address above before the last date of registration. A template for a proxy is available at the Company’s website mentioned above.

4.	Other instructions and information

Pursuant to Chapter 5, Section 25 of the Companies Act, a shareholder who is present at the Extraordinary General Meeting has the right to request information with respect to the matters to be considered at the meeting.

On the date of this notice to the Extraordinary General Meeting, November 14, 2016, the total number of shares in Ahlstrom amounts to 46,670,608 and said shares have 46,670,608 votes in total.

After the meeting lunch will be served in the foyer of the Finlandia Hall.

Helsinki, November 14, 2016

AHLSTROM CORPORATION

The Board of Directors

Notice to Shareholders in the United States

The new shares in Munksjö have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any of the applicable securities laws of any state or other jurisdiction of the United States. The new shares in Munksjö may not be offered or sold, directly or indirectly, in or into the United States (as defined in Regulation S under the Securities Act), unless registered under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and in compliance with any applicable state securities laws of the United States. The new shares in Munksjö will be offered in the United States in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

Munksjö and Ahlstrom are Finnish companies. Information distributed in connection with the Combination and the related shareholder votes is subject to disclosure requirements of Finland, which are different from those of the United States. The financial information included in this notice has been prepared in accordance with accounting standards in Finland, which may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for Ahlstrom’s shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since Munksjö and Ahlstrom are located in non-U.S. jurisdictions, and all of their officers and directors are residents of non-U.S. jurisdictions. Ahlstrom’s shareholders may not be able to sue Munksjö or Ahlstrom or their officers or directors in a court in Finland for violations of the U.S. securities laws. It may be difficult to compel Munksjö and Ahlstrom and their affiliates to subject themselves to a U.S. court’s judgment.

Ahlstrom’s shareholders should be aware that Munksjö may purchase Ahlstrom’s securities otherwise than under the Combination, such as in open market or privately negotiated purchases at any time during the pendency of the proposed offer.